Publication: South China Morning Post **Date:** 12 Feb 03
Page: B10 & 11 **Where Published:** Hong Kong

FIRST PACIFIC

03007086

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

MAJOR AND CONNECTED TRANSACTION

Sale and assignment of Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc.

Further to the announcement of First Pacific dated 25th November, 2002, Larouge has, on 8th February, 2003, entered into the Larouge Transaction, which constitutes a component of the MPC Transaction.

The Larouge Transaction provides, subject to the satisfaction (or waiver) of certain conditions, for the sale and assignment of the Larouge Loan (save for all payments other than of principal payable to Larouge thereunder) and the Larouge Pledge to the EA Group for a cash consideration of US$90.0 million (HK$702.0 million), subject to certain exchange rate adjustments.

The Larouge Transaction constitutes a major and connected transaction for First Pacific under the Listing Rules, and accordingly, it is subject to the approval of the Independent Shareholders.

A circular containing details of the Transactions, a letter of recommendation from the Independent Board Committee and advice to the Independent Board Committee by Rothschild as to whether the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned, will be despatched to the shareholders of First Pacific within 21 days after the publication of this announcement as required under the Listing Rules.

Completion is anticipated to occur by no later than 2nd April, 2003.

As there is no certainty that the proposed transaction will proceed, investors are advised to exercise caution when dealing in the shares of the Company. Trading in First Pacific's shares on the Stock Exchange was suspended at 10:35 a.m. on 10th February, 2003 at the request of the Company pending the release of this announcement. An application will be made for trading in First Pacific's shares to recommence at 9:30 a.m. on 12th February, 2003.

Reference is made to the announcement of First Pacific dated 25th November, 2002 relating to the MPC Transaction involving the sale and assignment of the Larouge Loan and the Larouge Pledge to Greenfield Development and Ayala Land.

First Pacific announces that on 8th February, 2003, Larouge entered into the Larouge Agreement with the EA Group and Greenfield Development, which provides for the conditional sale and assignment of the Larouge Loan and the Larouge Pledge to the EA Group. The Larouge Transaction constitutes a component of the MPC Transaction.

As the Larouge Transaction constitutes a major and connected transaction for First Pacific under the Listing Rules, the Independent Board Committee, comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, has been established to consider whether or not the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee in this regard.

LAROUGE LOAN

Pursuant to a resolution of the shareholders of the Company passed on 11th April, 2001, an aggregate principal amount of US$90.0 million (HK$702.0 million) was advanced by Larouge, a wholly owned subsidiary of the Company, to MPC under a facility agreement dated 26th March, 2001. As described in the Company's announcement dated 9th January, 2002, MPC was unable to repay the Larouge Loan when it finally became due and payable on 31st December, 2001.

The Larouge Loan is secured by a 50.4 per cent equity interest in BLC owned by MPC and, as referred to in the Company's 9th January, 2002 announcement, the Company, as a result of Larouge being a secured creditor, has been co-managing with MPC the on-going sale of MPC's 72.9 per cent controlling shareholding in BLC since October 2001.

THE TRANSACTIONS

The Larouge Transaction

The parties to the Larouge Agreement dated 8th February, 2003 are:-

(i) Assignor: Larouge
(ii) Assignees: Evergreen Holdings and Ayala Land (in a 50:50 ratio)
(iii) Guarantor: Greenfield Development (as guarantor of the obligations of Evergreen Holdings)

Based on the information provided to First Pacific, each of Evergreen Holdings, Greenfield Development and Ayala Land, and their respective beneficial owners, is an independent third party not connected with First Pacific, the directors, chief executive or substantial shareholders of First Pacific or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Larouge Agreement provides that Larouge will, subject to the satisfaction (or waiver by Larouge or the EA Group, as the case may be) of certain conditions, assign the principal amount of the Larouge Loan, being an amount of US$90.0 million (HK$702.0 million) (and, therefore, approximately equal to the Consideration for the assignment referred to below) and its related rights under the Larouge Pledge to the EA Group for the Consideration in cash, at closing of the Larouge Agreement. All amounts other than principal which are payable to Larouge under or in respect of the Larouge Loan are excluded from the assignment to the EA Group (see "Balance of sums owing in respect of the Larouge Loan" below) and Larouge will constitute an unsecured creditor of MPC (in which the First Pacific Group has an aggregate direct and indirect attributable economic interest of 80.6 per cent) in respect of such amounts, ranking pari passu with all other unsecured creditors of MPC.

Consideration

The Consideration comprises the sum of (i) US$45.0 million (HK$351.0 million) and (ii) the Pesos equivalent of US$45.0 million (HK$351.0 million) (computed by multiplying US$45.0 million by 53) converted into US$ using the Average Reference Rate.

The Larouge Agreement also provides the EA Group with an exclusivity period from the date of the Larouge Agreement until the first to occur of (i) the Unconditional Date, (ii) the date of closing of the Larouge Agreement or (iii) the earlier termination of the Larouge Agreement. During the exclusivity period, Larouge is not permitted to transfer the Larouge Loan and the Larouge Pledge. A breach of this exclusivity provision by Larouge would render MPC liable to a penalty under the MPC Agreement.

Conditions precedent to the Larouge Transaction

The Larouge Transaction constitutes a component of the MPC Transaction (further details of which are set out in the section headed "The MPC Transaction" below), and the Larouge Transaction and the MPC Transaction are inter-conditional – either both transactions will close or neither will.

The Larouge Agreement also contains additional conditions precedent, including amongst others:-

1. that ING Bank is not in the process of enforcing its rights under the ING Security Assignment;
2. receipt by Larouge of evidence that the approval of the shareholders of First Pacific in connection with the transactions contemplated by the Larouge Agreement have been obtained;
3. the relevant conditions precedent from the MPC Agreement (as extracted and set out in the Larouge Agreement);
4. that (1) Larouge, MPC and the other pledgors under the Larouge Pledge are a "going concern"; (2) neither Larouge, MPC or the other pledgors nor any other third party has taken any action to challenge the transactions contemplated by the Larouge Agreement, the Larouge Loan, the Larouge Pledge and other related instruments and agreements and no steps have been taken for the winding-up, administration, reorganisation, rehabilitation, or suspension of payment of debts, of Larouge, MPC or the other pledgors and no insolvency or similar proceedings have been commenced in respect of Larouge, MPC or the other pledgors; and
5. conditions in relation to matters such as the delivery of opinions, the obtaining of authorisations, approvals and consents and no litigation or similar proceedings having been taken in respect of Larouge, MPC or the other pledgors under the Larouge Pledge or any of their assets.

ING Bank has given its consent under the ING Security Assignment, to the Larouge Transaction and, subject to inter alia the fulfilment or waiver of the conditions precedent to closing of the Larouge Transaction, will release the ING Security Assignment on closing of the Larouge Transaction. If the conditions precedent to closing of the Larouge Agreement are not fulfilled or waived by the Unconditional Date, being 31st March, 2003 initially, any party may withdraw from the Larouge Agreement without incurring any obligation or liability (but without prejudice to any obligations that have accrued or become due prior to such withdrawal or any liability for any breach of the Larouge Agreement prior to such withdrawal), or the parties may agree to fix a new Unconditional Date.

Exit and termination provisions

In the event that the Average Reference Rate falls outside the Reference Rate Band on the business day immediately preceding the date of closing of the Larouge Agreement, the EA Group and Larouge may agree to an adjustment of the Consideration. If the EA Group and Larouge fail to agree on a re-negotiated Consideration within 30 days from the date of closing, any of them may terminate the Larouge Agreement by written notice to the other parties without liability to the parties' except in respect of any obligations which have accrued or become due prior to such termination or any liability for any breach of the Larouge Agreement prior to such termination.

Further, if MPC, Greenfield Development or Ayala Land withdraw from the MPC Agreement pursuant to the exit clauses therein (see "Exit clauses under the MPC Agreement" below), either of the EA Group may terminate the Larouge Agreement by written notice to the other parties.

Closing of the Larouge Transaction

The Larouge Agreement provides for closing of the Larouge Transaction to take place two business days after Larouge and the EA Group have given notification that all the conditions have been fulfilled or waived. In view of the Unconditional Date, closing is currently anticipated to occur by no later than 2nd April, 2003.

Balance of sums owing in respect of the Larouge Loan

Larouge and MPC have entered into the Larouge Loan Supplemental Deed and the Larouge Pledge Supplemental Agreement which provide that, amongst other things, the following will take effect upon and subject to the closing of the Larouge Transaction:-

- all payments other than of principal payable to Larouge under or in respect of the Larouge Loan accrued up to the closing date of the Larouge Transaction will be excluded from the assignment of the Larouge Loan to the EA Group under the Larouge Agreement and will cease to be secured by the Larouge Pledge;
- of these payments, an amount equal to Pesos 700 million (US$13.0 million; HK$101.0 million), representing Larouge's cost of funds in respect of the Larouge Loan accruing up to 31st March, 2003 will continue to constitute an unsecured debt repayable on demand owed by MPC to Larouge. This amount is subject to adjustments, to reflect Larouge's actual cost of funds to the closing date of the Larouge Transaction, if it is materially different from the amount referred to above. No further interest will accrue on this amount;
- subject to the foregoing, the balance of all amounts other than principal payable under or in respect of the Larouge Loan (such balance estimated to be an amount of US$20.1 million (HK$156.8 million)) will be waived with effect from the closing date of the Larouge Transaction.

Pursuant to the resolution of the shareholders of the Company passed on 11th April, 2001, the Directors have been authorised, inter alia, to make and agree such amendments or variations to the Larouge Loan and the Larouge Pledge as the Directors in their discretion consider to be desirable and in the interests of the Company. The Directors are of the view that the above arrangements in respect of payments other than of principal payable to Larouge under or in respect of the Larouge Loan are fair and reasonable for the Company and its Shareholders under the circumstances.

The MPC Transaction

The parties to the MPC Agreement dated 23rd November, 2002, as amended by an amendment agreement dated 8th February, 2003, are:-

(i) MPC
(ii) Evergreen Holdings (as assignee of Greenfield Development)
(iii) Ayala Land

Since the announcement of First Pacific dated 25th November, 2002, the MPC Agreement has been amended, pursuant to an amendment agreement dated 8th February, 2003, to reflect the changes to the MPC Transaction arising out of the Larouge Agreement and developments and changes in circumstances since the date of the original MPC Agreement.

The MPC Agreement provides (both in the form originally executed and as amended on 8th February, 2003) for a proposed restructuring of certain of MPC's indebtedness, including the sale and assignment of the Larouge Loan and the Larouge Pledge (as provided for under the Larouge Agreement) and:-

1. the transfer by MPC of 50.4 per cent of the outstanding common stock of BLC, which is subject to the Larouge Pledge, and of the BLC Notes and the BLC Notes Security to the EA Group, as payment in kind for the Larouge Loan; and
2. the sale and assignment of the Balance BLC Note and the Balance BLC Note Security by MPC in favour of the EA Group for an aggregate consideration of Pesos 66.0 million (US$1.2 million; HK$9.5 million) paid by the EA Group, upon the execution of the MPC Agreement on 23rd November, 2002.

As security for certain obligations of MPC under the MPC Agreement, MPC has executed the Pre-Closing Pledge Agreement over the BLC Notes (together with the BLC Notes Security) and five per cent of MPC's unencumbered shares in BLC. The Pre-Closing Pledge Agreement will be amended at closing of the MPC Transaction to release the pledge lien constituted on the BLC Notes and the underlying BLC Notes Security and to limit the principal obligation secured thereunder to certain indemnities given by MPC under the MPC Agreement. Save for the foregoing security, such five per cent of MPC's unencumbered shares in BLC will be retained within the First Pacific Group following closing of the Larouge Transaction.

As security for the penalty and reimbursable costs obligations of the EA Group under the MPC Agreement, the EA Group has executed the Security Assignment in favour of MPC.

Conditions precedent to the MPC Transaction

The MPC Transaction is subject to the execution of definitive implementing agreements, which, in turn, are subject to the satisfaction of an extensive list of conditions precedent, including the completion of a debt restructuring program by BLC and FBDC and the obtaining of various corporate, board, shareholder, contractual, governmental and other third party authorisations, consents, approvals and waivers.

The failure or refusal by MPC to fulfil or cause the fulfilment of certain conditions precedent to the satisfaction of the EA Group or the failure of MPC or Larouge to execute the definitive implementing agreements to which they are to be parties by 26th March, 2003 shall, with certain exceptions (e.g. where there is a court injunction or where the non-fulfilment is beyond the control of MPC or Larouge), render MPC (but neither Larouge nor First Pacific) liable to the EA Group for a penalty in the amount of Pesos 100.0 million (US$1.9 million; HK$14.4 million) and for certain costs incurred by the EA Group in connection with the MPC Transaction. Such obligation of MPC is secured by the Pre-Closing Pledge Agreement.

The failure or refusal by the EA Group to fulfil certain conditions precedent to the satisfaction of MPC or to execute the definitive implementing agreements by 26th March, 2003 or confirm availability of the Consideration shall, with certain exceptions (e.g. where there is a court injunction or where the EA Group exercises its right to withdraw from the MPC Agreement (see "Exit clauses under the MPC Agreement" below)), render the EA Group liable to MPC for a penalty in the amount of Pesos 100.0 million (US$1.9 million; HK$14.4 million) and for certain costs incurred by MPC in connection with the MPC Transaction. Such obligation of the EA Group is secured by the Security Assignment.

Exit clauses under the MPC Agreement

The parties to the MPC Agreement have the right to withdraw from the MPC Agreement or the definitive implementing agreements upon the occurrence of any of the following events:-

(i) in the event that the Average Reference Rate falls outside the Reference Rate Band on the business day before the closing date under the Larouge Agreement, MPC, Larouge and the EA Group may discuss an adjustment of the Consideration within a 30-day period from such closing date, failing which any party may withdraw from the MPC Agreement without any obligation to pay the specified penalties or otherwise incurring any other liability; and

(ii) in the case that (a) the definitive implementing agreements are not signed by 26th March, 2003 or closing under the MPC Agreement is not effected by 31st March, 2003 or the Larouge Agreement is terminated, due to the non-fulfilment of the conditions required to be fulfilled to the satisfaction of the EA Group or a breach by MPC, Larouge or other First Pacific related parties under the definitive implementing agreements or in the Larouge Agreement; or (b) an event of default occurs under the ING Facility Agreement, then the EA Group will have the right to terminate the relevant agreement without any obligation to pay any penalties or incur any other liability save to the extent provided for under the MPC Agreement.

Closing of the MPC Transaction

The MPC Agreement provides for closing of the MPC Transaction to take place, at the option of the EA Group, either (a) following the expiry of the 30-day period provided in the Bye-Laws of BLC for the exercise by the stockholders of BLC of their rights of first refusal, or (b) to commence closing prior to the expiry of such period and to complete closing after the lapse of such period.

The failure or refusal by MPC to fulfil or cause the fulfilment of certain conditions precedent (which are different from the conditions precedent referred to under the section headed "Conditions precedent to the MPC Transaction" above) to the satisfaction of the EA Group or the failure or refusal by MPC or Larouge to effect closing in accordance with the provisions of the MPC Agreement shall, with certain exceptions, render MPC (but neither Larouge nor First Pacific) liable to the EA Group for a penalty in the amount of Pesos 327.5 million (US$6.1 million; HK$47.3 million) and for certain costs incurred by the EA Group in connection with the MPC Transaction. Such obligation of MPC is secured by the Pre-Closing Pledge Agreement.

The failure or refusal by the EA Group to fulfil or cause the fulfilment of certain conditions precedent (which are different from the conditions precedent referred to under the section headed "Conditions precedent to the MPC Transaction" above) to the satisfaction of MPC or the failure by the EA Group to effect closing in accordance with the provisions of the MPC Agreement shall, with certain exceptions, render the EA Group liable to MPC for a penalty in the amount of Pesos 327.5 million (US$6.1 million; HK$47.3 million) and for certain costs incurred by MPC in connection with the MPC Transaction. Such obligation of the EA Group is secured by the Security Assignment.

RATIONALE FOR THE TRANSACTIONS AND USE OF PROCEEDS

Since 31st October, 2001, when Larouge agreed to extend until 31st December, 2001 the Larouge Loan repayment date because MPC had advised that MPC would be unable to repay the Larouge Loan on its original due date, the Company, together with MPC, has explored opportunities to sell MPC's 72.9 per cent shareholding in BLC in order to repay the outstanding Larouge Loan and other debt. The Transactions being contemplated would allow the repayment of US$90.0 million (HK$702.0 million), representing the principal portion of the balance due under the Larouge Loan, and would correspondingly reduce MPC's liabilities. In addition, the introduction of the EA Group, including the premier real estate developer in the Philippines, into Fort Bonifacio as controlling investors is expected to enhance the prospects of, should advance the expansion of, and provide an improved outlook for, the Bonifacio Global City development.

In the event that the Transactions proceed, the US$90.0 million (HK$702.0 million) repayment, net of expenses incurred by First Pacific in connection with the Transactions, would be applied towards repaying First Pacific's outstanding debt, which stands at US$187.4 million (HK$1,461.7 million) as at the date of this Announcement, thereby enhancing First Pacific's financial position.

TERMS OF THE TRANSACTIONS

The terms of the Transactions were arrived at after arms-length negotiations between the respective parties thereto. The Directors consider the terms of the transactions to be fair and reasonable.

FINANCIAL EFFECTS OF THE TRANSACTIONS ON THE FIRST PACIFIC GROUP

If the Transactions proceed, no material gain or loss will be recorded by the First Pacific Group. The Transactions would result in MPC's direct interest in BLC declining to 22.5 per cent from 72.9 per cent, and First Pacific's attributable interest declining to 18.1 per cent from 58.8 per cent. Accordingly, both MPC and First Pacific would cease to consolidate BLC and, going forward, the investment would be equity accounted for as an associated company.

During the year ended 31st December, 2001, First Pacific recognised impairment provisions totalling US$648.8 million (HK$5,060.6 million) against its US$747.0 million (HK$5,826.6 million) investment in MPC, thereby reducing the adjusted book value of MPC to the value of the outstanding Larouge Loan which, at 31st December, 2001, was US$98.2 million (HK$766.0 million), being the principal amount of US$90.0 million (HK$702.0 million) and unpaid interest of US$8.2 million (HK$64.0 million) up to 31st December, 2001.

INFORMATION IN RELATION TO BLC

The First Pacific Group (through its Philippine affiliates) currently has an aggregate attributable direct and indirect economic interest of 80.6 per cent in MPC. MPC holds a controlling shareholding of 72.9 per cent in BLC. Accordingly, the First Pacific Group currently has an attributable direct and indirect economic interest in BLC of 58.8 per cent. BLC, in turn, holds a 55.0 per cent interest in FBDC, which is a joint venture project with the Philippine Government that commenced, in 1995, the re-development of a 157-hectare portion of a new Metro Manila central business district (namely the "Bonifacio Global City"), that previously was a Philippine military base.

First Pacific's average attributable direct and indirect shareholding in BLC was 53.4 per cent in 2000 and 54.8 per cent in 2001. BLC's net profits, before and after tax, for the years 2000 and 2001, and BLC's shareholders' equity as at 31st December, 2000 and 2001, are detailed below.

For the year ended 31st December, 2000	Pesos millions	US$ millions	HK$ millions
Net profit before tax and extraordinary items*	2.4	0.1	0.4
Net profit after tax and extraordinary items*	2.4	0.1	0.4
As at 31st December, 2000			
Shareholders' equity**	26,873.3	537.9	4,195.6

* *Applied exchange rate: Pesos 44.67 = US$1 = HK$7.8*
** *Applied exchange rate: Pesos 49.96 = US$1 = HK$7.8.*

For the year ended 31st December, 2001	Pesos millions	US$ millions	HK$ millions
Net loss before tax and extraordinary items*	(6,608.2)	(129.5)	(1,009.9)
Net loss after tax and extraordinary items*	(6,608.2)	(129.5)	(1,009.9)
As at 31st December, 2001			
Shareholders' equity**	21,144.8	409.8	3,196.3

* *Applied exchange rate: Pesos 51.04 = US$1 = HK$7.8*
** *Applied exchange rate: Pesos 51.60 = US$1 = HK$7.8*

HONG KONG REGULATORY ISSUES

Based on the latest audited net tangible assets of the First Pacific Group, the Transactions constitute a major transaction for First Pacific under Chapter 14 of the Listing Rules.

Larouge is a wholly owned subsidiary of First Pacific and the First Pacific Group has an aggregate direct and indirect attributable economic interest of 80.6 per cent in MPC. The Larouge Transaction would constitute a variation of the terms of the Larouge Loan originally approved by the Company's independent shareholders at a special general meeting held on 11th April, 2001 (shareholders are referred to the Company's announcement dated 26th March, 2001 and circular dated 28th March, 2001 in relation to the Larouge Loan). Accordingly, the Larouge Transaction constitutes a connected transaction for First Pacific under Chapter 14 of the Listing Rules and is therefore subject to the approval of the Independent Shareholders.

Publication: South China Morning Post **Date:** 12 Feb 03
Page: B10 & 11 **Where Published:** Hong Kong

First Pacific Investments (B.V.I.) Limited and First Pacific Investments Limited, which are shareholders of First Pacific holding, in aggregate, 44.52 per cent of the issued share capital of First Pacific, have undertaken to vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Transactions.

Certain directors of both First Pacific and MPC (namely Messrs. Manuel V. Pangilinan and Edward A. Tortorici) are also shareholders of First Pacific, and MPC holding, in aggregate, less than 2 per cent of MPC. Further, Mr. Michael J.A. Healy is a director of First Pacific, Larouge, BLC and FBDC and is also a shareholder of First Pacific. Accordingly, Messrs. Manuel V. Pangilinan, Michael J.A. Healy and Edward A. Tortorici, and their respective associates, will abstain from voting in respect of the ordinary resolution to be proposed at the Special General Meeting to approve the Transactions.

The Independent Board Committee, comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, being the independent non-executive Directors, has been formed to consider the Larouge Transaction and to make a recommendation as to whether the terms of the Larouge Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Rothschild has been retained as the independent financial adviser to advise the Independent Board Committee in this regard.

As there is no certainty that the proposed transaction will proceed, investors are advised to exercise caution when dealing in the shares of the Company. Trading in First Pacific's shares on the Stock Exchange was suspended at 10:35 a.m. on 10th February, 2003 at the request of the Company pending the release of this announcement. An application will be made for trading in First Pacific's shares to recommence at 9:30 a.m. on 12th February, 2003.

ING Investment Banking, a division of ING Bank, is acting as financial adviser to First Pacific in connection with the Transactions.

Definitions

"Average Reference Rate"	the weighted average of the Reference Rates for a period of 10 successive business days prior to the date of closing of the Larouge Agreement, taking into consideration the respective total volume of transactions applicable to each Reference Rate;
"Ayala Land"	Ayala Land, Inc., a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange;
"Balance BLC Note"	the negotiable promissory note with a face amount of Pesos 132.0 million (US$2.4 million; HK$19.0 million), bearing interest at 14.0 per cent per annum, issued by BLC in favour of MPC on 23rd November, 2002;
"Balance BLC Note Security"	the deed of pledge executed by BLC in favour of MPC on the date of the MPC Agreement covering the pledge over 232,372,422 shares in FBDC, representing 1.1 per cent of the issued share capital of FBDC, as security for payment of the Balance BLC Note;
"BCDA"	the Bases Conversion Development Authority, a Philippine government agency responsible for the privatisation and development of selected Philippine military bases;
"BLC"	Bonifacio Land Corporation, a corporation established under the laws of the Republic of the Philippines and in which MPC has a controlling shareholding of 72.9 per cent;
"BLC Notes"	the negotiable promissory notes with an aggregate face value of Pesos 655.0 million (US$12.1 million; HK$94.5 million), each bearing interest at 14.0 per cent per annum, issued by BLC in favour of MPC;
"BLC Notes Security"	the deed of pledge executed by BLC in favour of MPC on the date of the MPC Agreement covering the pledge over 1,155,044,970 shares in FBDC, representing 5.6 per cent of the issued share capital of FBDC, as security for payment of the BLC Notes;
"Board"	the board of Directors;
"Bonifacio Global City"	the envisioned city development which involves the conversion of 440 hectares of a 2,000 hectares military base into a major commercial and residential development;
"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda whose shares are listed on the Stock Exchange;
"Consideration"	the amount in US$ equivalent to the sum of (i) US$45.0 million (HK$351.0 million) and (ii) the Pesos equivalent of US$45.0 million (HK$351.0 million) (computed by multiplying US$45.0 million by 53) converted into US$ using the Average Reference Rate;
"Directors"	the directors of First Pacific;
"EA Group"	Evergreen Holdings and Ayala Land;
"Evergreen Holdings"	Evergreen Holdings, Inc., a corporation established under the laws of the Republic of the Philippines, and which is an affiliate of Greenfield Development;
"FBDC"	Fort Bonifacio Development Corporation, a corporation established under the laws of the Republic of the Philippines and in which BLC has an economic interest of 55.0 per cent and BCDA has an economic interest of 45.0 per cent;
"First Pacific Group"	the Company and its subsidiaries;
"Greenfield Development"	Greenfield Development Corporation, a corporation established under the laws of the Republic of the Philippines, and which is affiliated to United Laboratories, Inc., a corporation established under the laws of the Republic of the Philippines;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Independent Board Committee"	an independent committee of the Board, comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, being the independent non-executive Directors;
"Independent Shareholders"	shareholders of First Pacific other than Messrs. Manuel V. Pangilinan, Michael J.A. Healy and Edward A. Tortorici and their respective associates (as defined in the Listing Rules);
"ING Bank"	ING Bank N.V., a banking corporation duly organised and existing under the laws of the Netherlands, and an authorised institution under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an exempt dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"ING Facility Agreement"	the HK$1,560 million facility agreement dated 21st November, 2001 entered into between First Pacific Consumer Products Limited, First Pacific, ING Barings Asia Limited, the financial institutions referred to therein as Lenders and ING Bank as agent and security trustee;
"ING Security Assignment"	the security assignment dated 21st December, 2001 entered into between Larouge and ING Bank pursuant to which Larouge, as security for the obligations under the ING Facility Agreement, assigned by way of security, its interests under the Larouge Loan and the Larouge Pledge, which is anticipated to be released by ING Bank simultaneous with closing of the Larouge Transaction;
"Larouge"	Larouge B.V., a company incorporated under the laws of the Netherlands, and which is a wholly owned subsidiary of the Company;
"Larouge Agreement"	the assignment agreement dated 8th February, 2003 entered into between Larouge, Evergreen Holdings, Ayala Land and Greenfield Development in relation to the sale and assignment of the Larouge Loan and the Larouge Pledge;
"Larouge Loan"	the short term loan facility in an aggregate principal amount of US$90.0 million (HK$702.0 million) advanced to MPC by Larouge under a facility agreement dated 26th March, 2001, as amended pursuant to a Deed of Amendment and Reconfirmation dated 31st October, 2001 entered into between MPC and Larouge and as further amended, to exclude all payments other than of principal payable to Larouge thereunder, by the Larouge Loan Supplemental Deed;
"Larouge Loan Supplemental Deed"	the supplemental deed dated 8th February, 2003 entered into by MPC and Larouge in relation to the amendment of the Larouge Loan to exclude all payments other than of principal payable to Larouge thereunder;
"Larouge Pledge"	the pledge granted by MPC over 50.4 per cent of the outstanding common stock of BLC in favour of Larouge pursuant to the pledge agreement dated 6th April, 2001 executed by MPC (and the other pledgors named therein) to secure the obligations of MPC under the Larouge Loan, as amended by the Larouge Pledge Supplemental Agreement;
"Larouge Pledge Supplemental Agreement"	the supplemental agreement dated 8th February, 2003 entered into by MPC and Larouge for the purpose of amending the Larouge Pledge so as, inter alia, to exclude all payments other than of principal payable to Larouge under the Larouge Loan from the definition of "Secured Indebtedness" as defined therein;
"Larouge Transaction"	the transactions contemplated under the Larouge Agreement;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"MPC"	Metro Pacific Corporation, a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange. The First Pacific Group has an aggregate direct and indirect attributable economic interest in MPC of 80.6 per cent;
"MPC Agreement"	the agreement dated 23rd November, 2002 entered into between MPC, Greenfield Development and Ayala Land in relation to, amongst other things, a proposed restructuring of certain of MPC's indebtedness, as amended pursuant to an amendment agreement dated 8th February, 2003 entered into between MPC, Evergreen Holdings and Ayala Land;
"MPC Transaction"	the transactions contemplated under the MPC Agreement;
"Pesos"	Philippine pesos, the lawful currency of the Republic of the Philippines;
"Pre-Closing Pledge Agreement"	the pledge agreement to be executed by MPC in favour of the EA Group creating a pledge over the BLC Notes (together with the BLC Notes security) and five per cent of BLC's unencumbered shares, owned by MPC, as security for certain obligations of MPC under the MPC Agreement;
"Reference Rate(s)"	the guiding rate for the exchange of one US$ for Pesos and is computed as the weighted average of all foreign exchange transactions done through the Philippine Dealing System (PDS) during the preceding business day as displayed on Reuter's PH Peso page as "PDS WT AVE";
"Reference Rate Band"	the range between US$1.00 : Pesos 55.65 and US$1.00 : Pesos 50.35;
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee in respect of the Larouge Transaction;
"Security Assignment"	the deed of assignment to be executed by the EA Group in favour of MPC in respect of the EA Group's right to receive amounts to be paid by FBDC in settlement of its obligations under certain financing arrangements, together with the rights accruing in favour of the EA Group under the real estate mortgage constituted thereunder, to the extent of the principal amount not exceeding Pesos 330.0 million (US$6.1 million; HK$47.6 million);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the MPC Transaction and the Larouge Transaction;
"Unconditional Date"	31st March, 2003 or as extended by agreement between Larouge and the EA Group; and
"US$"	United States dollars, the lawful currency of the United States of America.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80 = Pesos 54.05. All quoted percentages and values are rounded.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 11th February, 2003